Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                                Subject Company: USX Corporation
                                                      Commission File No. 1-5153

Pittsburgh, PA, May 8, 2001 - USX Corporation stated today that it has received a number of questions concerning the impact of the plan of reorganization of the corporation announced April 24, 2001 on its preferred securities and industrial revenue bonds. In response to these questions USX states that the announcement of the plan of reorganization has no impact on any of USX's obligations. Implementation of the plan of reorganization is contingent upon shareholder approval and a number of other conditions which are discussed in the April 24, 2001 press release. If the plan of reorganization described in the April 24, 2001 press release occurs USX anticipates the following impacts on certain issues.

6.5% Cumulative Convertible Preferred
Details of the exact treatment of this issue are still being examined and will be disclosed in the proxy statement USX intends to distribute to the holders of both classes of common stock.

6.75% Convertible Quarterly Income Preferred Securities issued by USX Capital Trust I
Details of the exact treatment of this issue are still being examined and will be disclosed in the proxy statement USX intends to distribute to the holders of both classes of common stock.

8 3/4% Cumulative Monthly Preferred Shares, Series A issued by USX Capital LLC These shares would remain outstanding. USX Capital LLC would become a subsidiary of Marathon and the Guarantee issued by USX in connection with these shares would become an obligation of Marathon.

Industrial Revenue Bonds
Although these are obligations of various government entities they are supported by an agreement between USX and the applicable entity relating to environmental projects. The terms of these support agreements are generally similar to the terms of the public debt issued by USX. As stated in the April 24, 2001 press release "It is planned that all public debt that remains outstanding will remain with Marathon" and it is anticipated that the same will be generally true in regards to the Industrial Revenue Bonds.

In each case current holders and prospective purchasers of any of these securities should refer to the governing agreements regarding all of the terms and conditions of such securities. In responding to these questions from current holders, USX is not making any recommendation concerning the purchase or sale of such securities and is not offering to purchase any security or soliciting offers to sell from holders of these securities.

The foregoing contains "forward-looking statements" which are based on (1) a number of assumptions concerning future events made by management and (2) information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside USX Corporation's control, that could cause actual events to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see USX Corporation's filings with the Securities and Exchange Commission. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described plan of reorganization.

In connection with the Plan of Reorganization announced on April 24, 2001 USX Corporation intends to file a proxy statement and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning USX Corporation at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from USX Corporation by directing a request to USX Corporation at 600 Grant Street, Pittsburgh, PA 15219; Attn: Investor Relations.

USX Corporation and its officers and directors may be deemed to be participants in the solicitation of proxies from USX Corporation's stockholders with respect to these transactions. Information regarding such officers and directors is included in USX Corporation's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 12, 2001. This document is available free of charge at the SEC's internet site or from USX Corporation as described above.